Deutsche Bank Securities Inc.

60 Wall St., 4th Floor

New York, New York 10005

December 13, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Joseph McCann

Re:	KEMET Corporation
Registration Statement on Form S-3
File No. 333-170073

Dear Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Kemet Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Tuesday December 14, 2010 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between December 7, 2010 and December 13, 2010, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated December 7, 2010 (the “Preliminary Prospectus”):

No. of Copies
Underwriters	3,830
Institutions	359
Dealers	263
Others	193
Total	4,645

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
UBS SECURITIES LLC
As Representatives

By:	Deutsche Bank Securities Inc.

By:	/s/ John Reed
	Name:	John Reed
	Title:	Director

By:	/s/ Ted Tobiason
	Name:	Ted Tobiason
	Title:	Managing Director